United States
Securities and Exchange Commission
Washington, D.C. 20549


SCHEDULE 13G-A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


                         Ben & Jerry's Homemade, Inc.
(Name of Issuer)

                                      Class A Common
(Title of Class Securities)

                                            081465106
(CUSIP Number)

*This remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        13G
CUSIP NO. 081465106

1.        NAME OF REPORTING PERSON
         S.S.. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bennett Cohen

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   ________

                                                                (b)

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF         5.       SOLE VOTING POWER
SHARES                                                            565373
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                                                         565373
PERSON WITH       8.       SHARED DISPOSITIVE POWER

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         565373

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8%

12.      TYPE OF REPORTING PERSON*
         IN


                                       *SEE INSTRUCTIONS BEFORE FILLING OUT



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                                                   SCHEDULE 13G

Item      1(a)    Name of Issuer:
                  Ben & Jerry's Homemade, Inc.

         1(b)     Address of Issuer's Principal Executive Offices:

                  30 Community Drive, South Burlington, Vermont 05403-6828

Item     2(a)     Name of Person Filing:

                  Bennett Cohen

         2(b)     Address of Principal Business Office or, if none, Residence:

                  30 Community Drive, South Burlington, Vermont 05403-6828

         2( c)    Citizenship:

                  USA

         2(d)     Title of Class of Securities:

                  Class A Common

         2(e)     CUSIP Number:    081465106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

                  Not applicable.

Item     4(a)     Amount beneficially owned:         565373

         4(b)     Percent of Class:         8%

         4( c)    Number of shares as to which such person has:

          ( i)    sole power to vote or to direct the vote:   565373

          ( ii)   shared power to vote or to direct the vote:

          ( iii)  sole power to dispose or to direct the disposition of : 565373

          ( iv)   shared power to dispose or to direct the disposition of:

Item     5        Ownership of Five Percent or less of a Class:

                  Not applicable.


Item 6 Ownership of more than Five Percent on behalf of another person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reporting on by the Parent Holding
                  Company:

                  Not applicable.

Item     8        Identification and Classification of Members of the Group:

                  Not applicable.

Item     9        Notice of Dissolution of Group:

                  Not applicable.

Item     10       Certification:

                  Not applicable.


                                                    By:  /s/ Bennett Cohen
                                                             Bennett Cohen

Date: 2/12/98